Exhibit 4.17

Certain confidential information contained in this document, marked by [***], has been omitted because such information is both not material and is the type that Gracell Biotechnologies Inc. Company customarily and actually treats that as private or confidential.

EXCLUSIVE LICENSE AGREEMENT

THIS AGREEMENT is made and entered into on May 11, 2021 (hereinafter the “Effective Date”) by and between FutureGen Biopharmaceutical Co., Ltd. a PRC corporation, whose address is 201, 2/F, Building No.1, #16 Baoshen South Street, Daxing District, Beijing (hereinafter “FUTUREGEN”) and Gracell Biotechnologies (HK) Limited, a Hong Kong company, whose business address is Building 3, 418 Guilin Road, Xuhui District, Shanghai, China 200233 (hereinafter “GRACELL”). FUTUREGEN and GRACELL are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS, FUTUREGEN has unique expertise in the area of antibody development and protein engineering. FUTUREGEN is in the process of prosecuting an international PCT patent with respect to full human claudin 18.2 antibodies (“CLDN18.2”) of which the PCT application number is [***]. (the “Patent”);

WHEREAS, FUTUREGEN wishes to have the Patent commercialized to benefit the public good in the Field (as defined below);

WHEREAS, FUTUREGEN is willing to grant an exclusive license to its rights in the Licensed Technology (as defined below) to GRACELL in the Field and GRACELL desires to receive such an exclusive license to commercialize the Patent in and for the market of the Licensed Territory (as defined below) subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises herein made and exchanged, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1 INCORPORATION OF RECITALS AND DEFINITIONS

1.1. The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct. Unless specifically set forth to the contrary in this Agreement, the following terms, whether used in the singular or plural, shall have the respective meanings set forth below.

1.2. “Affiliate” shall mean with respect to either Party, any other corporation or business entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Party. For purposes of this definition, the term “control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean direct or indirect ownership of more than fifty percent (50%) of the securities or other ownership interests representing the equity voting stock or general partnership or membership interest of such entity or the power to direct or cause the direction of the management or policies of such entity, whether through the ownership of voting securities, by contract, or otherwise..

1.3. “Alliance Manager” shall have the meaning ascribed to it in Section 12.7.

1.4. “BLA” shall mean a Biologics License Application, as defined by the U.S. Food and Drug Administration, or and any other equivalent biologics license application practices applicable in other Licensed Territory (including without limitation biologics license application within National Medical Products Administration in the PRC) as may be amended from time to time, or any successor application having substantially the same function.

1.5. “Change of Control” shall mean

(a)

any consolidation, merger, combination, reorganization or other transaction in which the Party is not the surviving entity other than a transaction, the principal purpose of which is to effect a change in domicile or the form of entity of the Party;

(b)

the shares of stock of the Party constituting in excess of fifty percent (50%) of the voting power are exchanged for or changed into other stock or securities, cash, and/or other property other than in the context of a financial transaction; or

(c)	a sale or other disposition of all or substantially all of the assets of the Party, or the permitted assignment of this Agreement pursuant to Section 17.6.

1.6. “CLDN18.2” shall have the meaning ascribed to it in the introductory paragraph.

1.7. “Confidential Information” shall mean all information disclosed by one Party to the other during the negotiation of or under this Agreement in any manner, whether orally, visually or tangible or intangible form, that relates to Licensed Technologies (as defined below), or this Agreement itself, unless such information is subject to an exception described in Section 5.2. Confidential Information shall include, without limitation, the following, whether or not patentable: materials, know-how and data (whether technical or non-technical), trade secrets, inventions, methods and processes created or used in the performance or receipt of the services provided hereunder, unless otherwise mutually agreed to by the Parties.

1.8. “Effective Date” is defined in the introductory paragraph of this Agreement.

1.9. “Executive Officer” shall mean the Chief Executive Officer of a Party.

1.10. “Field” shall mean engineered or modified immune cell therapies, including but without limitation T cell, NK cell and Macrophage cell therapies.

1.11. “First Commercial Sale” shall mean (i) a Net Sale, as defined below, made after the Licensed Technology has received regulatory approval for commercial sale, (ii) the sale is a for-profit sale, and (iii) a minimum of ten (10) different patients have been treated as a result of such for-profit sales. For the avoidance of doubt, a legally permitted use of a Licensed Technology in a market where the Licensed Technology has not been approved for commercial sale, for purposes of (i) treating patients in a single patient trial; or (ii) providing expanded access outside of a clinical trial to patients with serious or life-threatening conditions who do not meet the enrollment criteria for a clinical trial, whether the result of a sale or not, shall not constitute and shall not be considered a First Commercial Sale.

1.12. “FUTUREGEN Know-How” shall mean all know-how, technology, trade secrets, Information, regulatory files and data which, as of the Effective Date and during the Term that is controlled by FUTUREGEN or any of its Affiliates is necessary or useful for the research, development, manufacture, use, sale, distribution, importation, exportation or commercialization of the Licensed Technologies in the Field in and for the Licensed Territory.

1.13. “Generic Product” shall mean, with respect to a particular region and a Product, any pharmaceutical product that (a) contains the same active pharmaceutical ingredient (or one which is substantially the same or bioequivalent) as such Product and is the same or substantially the same as such Product in dosage, safety, effectiveness, strength, stability, and quality, as well as in the way it is taken and should be used; (b) is approved by the Regulatory Authority in such region (i) in full or partial reliance on the Regulatory Approval for the Product in such region in the Licensed Territory in the Field or (ii) under a generic pathway approval as a generic of the Product in such region in the Licensed Territory; and (c) is sold in such region by a third party that is not a Sublicensee or distributor of GRACELL.

1.14. “Improvements” shall mean, including but not limited to, any improvements, derivative works, enhancements, technical advances, modifications, adaptations, new models, or data, including data resulting from failed or successful tests or trials, created based upon or derived from the Licensed Technology.

1.15. “IND” shall mean (i) an Investigational New Drug Application, as defined in the U.S. Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder, that is required to be filed with the U.S. Food and Drug Administration before beginning clinical testing of a pharmaceutical product in human subjects or any foreign counterpart of such Investigational New Drug Application, and any other equivalent investigational new drug application practices applicable in other Licensed Territory (including without limitation the investigational new drug application within National Medical Products Administration in the PRC) as may be amended from time to time, and (i) all supplements and amendments that may be filed with respect to the foregoing.

1.16. “IND Approval” shall mean the acceptance (or deemed acceptance) of the filing of an IND by the applicable regulatory authority in the Licensed Territory.

1.17. “Independently Developed IP” shall mean any and all patents, patent applications, inventions (whether patentable or not), copyrights, works of authorship, trade secrets, know-how, and all other proprietary or confidential information generated, conceived, developed or reduced to practice (constructively and actually) by or on behalf of GRACELL or its Affiliates, including their employees, agents and contractors, that are not based on or derived from the Licensed Technologies.

1.18. “Intellectual Property Rights” means rights in all inventions, patents or patent applications (including all kinds of the same such as utility, process, method, or design), copyrights, trademarks, service marks, trade dress, trade secrets, know-how, utility models, industrial designs, mask works, moral rights, works, or other data or information whether or not protectable under any applicable law in the Licensed Territory, including the right to file for registration or protection for the same and all renewals, continuations, divisionals, reexaminations, and extensions thereof, whether or not such rights have been applied-for, patented or registered in any jurisdiction.

1.19. “JSC” shall have the meaning ascribed to it in Section 12.1.

1.20. “JSC Chair” shall have the meaning ascribed to it in Section 12.1.

1.21. “License” refers to the license granted under Section 2.1.

1.22. “Licensed Technology” or “Licensed Technologies” shall mean the information about any process(es), product(s), machine(s), manufacture, composition of matter, apparatus, kit, or any part thereof, which incorporate, embody, utilize, or are claimed in (i) the Patent and the deliverables listed in Appendix A and Appendix B, which is incorporated into this Agreement and any updates, renewals, extensions and Improvements developed solely by or on behalf of FUTUREGEN during the Term from the Patent; (ii) any other intellectual properties controlled by FUTUREGEN as of the Effective Date and during the Term that are related to CLDN18.2 antibodies for the development of engineered or modified immune cell therapies; (iii) any continuations, divisionals, and continuations-in-part, to the extent the claims of the Patent application is directed to subject matter specifically described in the Patent application and the deliverables listed in (i) and (ii) above and any patents that issue therefrom; (iv) any patents or patent applications that claim priority to the patent applications listed in (i), (ii) or (iii) above, any reissues, re-examinations, extensions or substitutions of the patents listed in (i), (ii) or (iii) above, and the relevant international equivalents of any of the foregoing; provided, however, Independently Developed IP shall be excluded. For the avoidance of doubt, the Licensed Technology or Licensed Technologies shall include without limitation the Patent with deliverables listed in Appendix A and Appendix B.

1.23. “Licensed Territory” shall mean worldwide.

1.24. “Net Sales” shall mean, with respect to the Patent, the total dollar amount invoiced on sales or other dispositions of the Patent or the Licensed Technology or the Products by GRACELL or any of its Affiliates or Sublicensees (each, a “Selling Party”) to third parties (other than GRACELL’s Affiliates or Sublicensees), less the following deductions:

(a) allowances for damaged or missing goods, and any discount customary in the trade and actually allowed;

(b) trade, cash or quantity discounts not already reflected in the amount invoiced, to the extent related to the gross amount billed or invoiced;

(c) price reductions, rebates and administrative fees (including those paid or credited to pharmacy benefit managers, governmental authorities or otherwise);

(d) shipping costs, including freight, insurance and other transportation charges or costs incurred in shipping of goods as part of the sales or other dispositions of the Patent or the Licensed Technology or the Products;

(e) sales, use, excise, value-added or similar taxes, customs duties and other governmental fees, charges and surcharges imposed on the sale or other dispositions of the Patent or the Licensed Technology or the Products;

(f) amounts repaid or credited by reason of rejections, defects, recalls or returns;

(g) amounts paid or credited for wholesaler chargebacks;

(h) any receivables that have been included in gross sales and are deemed to be uncollectible according to generally accepted accounting standards (any such bad debt deductions shall be applied to Net Sales in the period in which such receivables are written off); and

(i) any other deductions actually incurred, allowed, paid, accrued or otherwise specifically allocated to the relevant goods sold or otherwise disposed by the Selling Party in accordance with the applicable accounting standards, in either case, consistently applied throughout the organization of the applicable Selling Party.

All such discounts, allowances, credits, rebates and other deductions shall be fairly and equitably allocated to the Patent or the Licensed Technology in accordance with the applicable accounting principles.

Notwithstanding the foregoing, amounts received or invoiced by GRACELL, its Affiliates, or their respective Sublicensees or subcontractors for the sale or other dispositions of the Patent or the Licensed Technology among GRACELL, its Affiliates or their respective Sublicensees or subcontractors shall not be included in the computation of Net Sales hereunder. For purposes of determining Net Sales, the applicable Product shall be deemed to be sold when billed or invoiced, provided that if a such Product is delivered to a third party before being invoiced (or is not invoiced), Net Sales will be calculated at the time all the revenue recognition criteria under the applicable accounting standards are met.

Notwithstanding the foregoing, the transfer or other disposition of the Patent or the Licensed Technology or the Products by GRACELL (x) in connection with the research, development or testing of such Patent or Licensed Technology (including, without limitation, the conduct of clinical trials), (y) for purposes of distribution as promotional samples, or (z) at nominal cost for indigent or similar public support or compassionate use programs, will not, in any case, be included into Net Sales under this Agreement; provided that the event described in (x), (y) and (z) is not profitable.

1.25. “New Proprietary Technology” shall have the meaning ascribed to it in Section 7.2.

1.26. “Non-Clinical Validation Study” shall mean the pre-clinical collection and evaluation of data with respect to the Patent and the Licensed Technology, which data shall establish such scientific evidence that a process is capable of consistently delivering quality products that shall fit GRACELL’s commercial goal of validating and selecting specific CLDN18.2 antibodies from available antibodies to further identify, manufacture, develop and commercialize novel immune cell therapies for the treatment of cancer.

1.27. “Pivotal Study” shall mean (i) a phase II clinical trial, or (ii) a human clinical trial approved by appropriate regulatory bodies, the principal purpose of which is to evaluate the effectiveness of a drug for a particular indication in patients with the disease and to determine the common short-term side effects and risks associated with the drug as required in 21 C.F.R. §312.21(b) or its foreign equivalent (including without limitation the National Medical Products Administration in the PRC).

1.28. “Product” or “Products” shall mean the cell product or products that GRACELL develops using the Licensed Technology.

1.29. “Reasonable Commercial Efforts” shall mean documented efforts that are consistent with those utilized by companies of similar size and type to GRACELL that have successfully developed products and services similar to Licensed Technologies in the Field.

1.30. “Regulatory Approval” shall mean any and all approvals, licenses, permits, registrations or authorizations of or from any regulatory authority that are necessary to market and sell a pharmaceutical product in any country or other jurisdiction.

1.31. “Royalty Rate” shall have the meaning ascribed to it in Section 4.3.

1.32. “Sublicensee” shall have the meaning ascribed to it in Section 3.1.

1.33. “Term” shall have the meaning ascribed to it in Section 2.2.

1.34. “Upfront Payment” shall have the meaning ascribed to it in Section 4.1.

1.35. “Valid Claim” shall mean a claim contained in (a) an issued and unexpired Patent or patents described in the Licensed Technologies which claim has not been found to be unpatentable, invalid, revocable or unenforceable by a decision of a court or other authority of competent jurisdiction in the subject country or jurisdiction, which decision is unappealable or unappealed within the time allowed for appeal, and has not been admitted to be invalid or unenforceable through abandonment, reissue, disclaimer or otherwise, or (b) a Patent or patent application described in the Licensed Technologies that has not been irretrievably cancelled, withdrawn, abandoned or rejected.

ARTICLE 2 LICENSE GRANT AND TERM

2.1. Subject to all the terms and conditions of this Agreement, FUTUREGEN hereby grants and shall cause to be granted to GRACELL, during the Term, an exclusive (even as to FUTUREGEN), royalty-bearing license, with the right to grant sublicenses, under the Licensed Technologies to research, develop, use, make, have made, manufacture, have manufactured, sell, have sold, offer for sale, import, export, promote, market, distribute or commercialize the Licensed Technologies within the Field in and for the Licensed Territory (the “License”).

(a) In the event that FUTUREGEN develops any developments or inventions to the Licensed Technology that may be useful to GRACELL’s efforts to commercialize the Licensed Technology, FUTUREGEN will promptly notify GRACELL of such developments or inventions and disclose such developments or inventions to GRACELL. FUTUREGEN shall not disclose or license any such developments or inventions to a third party until after GRACELL had the opportunity to evaluate the same for purposes of licensing such developments or inventions.

(b) In the event FUTUREGEN or a third party desires to describe in a scholarly or scientific publication, prior to taking any steps to publishing any such publication, FUTUREGEN shall obtain GRACELL’s prior written consent so that GRACELL can determine whether any Confidential Information of GRACELL is at risk of disclosure or publication. Notwithstanding the foregoing, FUTUREGEN shall not publish any publication related to the application of the Licensed Technology in the Field.

2.2. The term of the License (the “Term”) shall commence on the Effective Date and shall not expire unless this Agreement is terminated earlier as provided in ARTICLE 9.

2.3. FUTUREGEN shall provide GRACELL with complete and accurate copies of the FUTUREGEN Know-How within one (1) month after the Effective Date of this Agreement. The JSC shall establish a reasonable process and schedule for the transfer of additional FUTUREGEN Know-How as required for the performance of any Party’s obligations or the exercise of any Party’s rights under this Agreement and any other FUTUREGEN Know-How that subsequently comes into existence during the Term in any event at least semi-annually. FUTUREGEN shall reasonably cooperate with GRACELL in providing GRACELL with copies of such FUTUREGEN Know-How in accordance with the process and schedule agreed upon through the JSC.

ARTICLE 3 SUBLICENSES

3.1. Subject to the terms and conditions of this Agreement, GRACELL shall have the right to grant sublicenses under the License and at its sole discretion to (i) an Affiliate of GRACELL, which sublicense shall permit the further grant of sublicenses, or (ii) a third party, which sublicenses shall permit the further grant of sublicenses (the “Sublicensees”).

ARTICLE 4 PAYMENTS/CONSIDERATION

4.1. License Upfront Payment

(a) GRACELL shall pay to FUTUREGEN a license upfront fee (the “Upfront Payment”) of [***] dollars ($[***]) within [***] business days of the Effective Date.

(b) In the event that GRACELL exercises its right to grant any sublicense to a Sublicensee and completes such sub-licensing in accordance with Section 3.1, GRACELL shall pay to FUTUREGEN a non-refundable sub-licensee fee of [***]% of any upfront payment received by GRACELL from such Sublicensee for such sub-licensing within [***] days after Gracell receives the relevant payment in full from such Sublicensee.

4.2. Milestone Payment:

(a) In addition to all other payment required under this Agreement, GRACELL agrees to pay FUTUREGEN milestone payments upon completion of each milestone event as specified as follows:

(i) a non-refundable milestone payment of [***] dollars ($[***]) upon GRACELL’s written confirmation on the completion of [***];

(ii) a non-refundable milestone payment of [***] dollars ($[***]) after [***];

(iii) a non-refundable milestone payment of [***] dollars ($[***]) upon the IND Approval of [***];

(iv) a non-refundable milestone payment of [***] dollars ($[***]) upon the launch of [***]; and

(v) a non-refundable milestone payment of [***] dollars ($[***]) upon the BLA approval of [***].

(b) In the event that GRACELL exercises its right to grant any sublicense to a sublicensee and completes such sub-licensing in accordance with Section 3.1, GRACELL shall pay to FUTUREGEN a non-refundable sub-licensee fee of [***]% of any tiered milestone payments received by GRACELL from such Sublicensee for such sub-licensing within [***] business days after Gracell receives the relevant payment in full from such Sublicensee.

4.3. Tiered Royalties. Subject to Section 4.4 and 4.5, GRACELL shall pay royalties to FUTUREGEN, on a Product-by-Product and region-by-region basis, for the Products sold by Selling Party in the Licensed Territory, calculated by multiplying the applicable Royalty Rate (defined below) by the amount of Net Sales of such Product for each calendar year within [***] days after the end of such calendar year. The royalty rate (“Royalty Rate”) will be determined as follows:

(a) [***] percent ([***]%) of the Net Sales if the Net Sales is less than or equal to [***] dollars ($[***]).

(b) [***] percent ([***]%) of the Net Sales if the Net Sales is between [***] dollars ($[***]) and [***] dollars ($[***]).

(c) [***] percent ([***]%) of the Net Sales if the Net Sales is greater than [***] dollars ($[***]).

4.4. Royalty Term. Royalties under Section 4.3 shall be payable, on a region-by-region and Product-by-Product basis, from the period beginning on the date of the First Commercial Sale of such Product in such region in the Licensed Territory and continuing unless the License is terminated earlier as provided in ARTICLE 9. (the “Royalty Term”) For the avoidance of doubt, on a Product-by-Product and region-by-region basis, royalties shall not be payable on the Net Sales of the Products occurred after the Royalty Term.

4.5. Royalty Reduction. Notwithstanding anything to the contrary hereunder, on a region-by-region and Product-by-Product basis, (i) if, the Royalty Term lasts more than [***] years for a Product in a region in the Licensed Territory, then the applicable royalty rate set forth in Section 4.3 shall be reduced by [***]% from the [***] year of the Royalty Term for such Product in such region; and (ii), if, as a result of (i), a commercialization of a Generic Product occurs in such region, then the applicable royalty rate set forth in (i) shall be additionally reduced by [***]%.

ARTICLE 5 CONFIDENTIALITY AND PUBLICITY

5.1. Subject to the Parties’ rights and obligations pursuant to this Agreement, the Parties agree that until the earlier to occur of (i) the second anniversary of the termination of this Agreement pursuant to ARTICLE 9 or (ii) the date when any patent described in the Licensed Technologies becomes public, each of them:

(a) will keep confidential and will cause their Affiliates and, in the case of GRACELL, its Sublicensees, to keep confidential, Confidential Information disclosed to it by the other Party, by taking whatever action the Party receiving the Confidential Information would take to preserve the confidentiality of its own Confidential Information, which in no event shall be less than reasonable care; and

(b) will only disclose that part of the other’s Confidential Information to its officers, employees or agents that is necessary for those officers, employees or agents who need to know to carry out its responsibilities under this Agreement; and

(c) will not use the other Party’s Confidential Information other than as expressly set forth in this Agreement or disclose the other’s Confidential Information to any third parties under any circumstance without advance written permission from the other Party; and

(d) will, except to the extent that GRACELL retains the surviving License from FUTUREGEN as provided under Section 9.5, within [***] days of termination of this Agreement, return all the Confidential Information disclosed to it by the other Party pursuant to this Agreement except for one copy which may be retained by the recipient for archival purposes.

5.2. The obligations of confidentiality described above shall not pertain to that part of the Confidential Information that as established by written records:

(a) is already in the recipient’s possession prior to receipt from the disclosing Party; or

(b) is in the public domain by use and/or publication at the time of receipt from the disclosing Party, or enters into the public domain through no improper act of the receiving Party; or

(c) is developed independently by the receiving Party without reference to the information of the disclosing Party; or

(d) is properly obtained by receiving Party from a third party with a valid legal right to disclose such information and such third party is not under a confidentiality obligation to such information to the disclosing Party; or

(e) is required to be disclosed by law in the opinion of recipient’s attorney, but only after the disclosing Party is given prompt written notice and an opportunity to seek relief from the demanding authority.

5.3. Except as required by law, or as may be necessary to obtain advice from its respective attorneys, financial advisors, or accountants or for such individuals to perform their duties, neither Party may disclose the financial terms of this Agreement without the prior written consent of the other Party.

ARTICLE 6 REPORTS

6.1. GRACELL shall, within [***] days after the calendar quarter in which Net Sales first occur, provide FUTUREGEN with a written report, detailing the Net Sales and uses, if any, made by GRACELL, its Sublicensees and Affiliates of Licensed Technology in the Field. Net Sales of Licensed Technology shall be deemed to have occurred on the date of invoice for such Licensed Technology in the Field. Each such report shall be signed by an officer of GRACELL (or the officer’s designee), and must include names and addresses of all Sublicensees and the type and amount of any Sublicense income received from each Sublicensee.

ARTICLE 7 PATENT PROTECTION AND OWNERSHIP OF IMPROVEMENTS

7.1. FUTUREGEN shall advise GRACELL in writing at such time as the Patent application issued. If GRACELL believes that the Licensed Technology includes any inventions that are or may be patentable in the Field in and for the Licensed Territory, GRACELL shall notify FUTUREGEN, and the Parties together shall consider the further actions that may be advisable to secure applicable patents.

7.2. FUTUREGEN agrees that to the extent that GRACELL, its Affiliates and subcontractors developed or created anything based upon or arising from the Licensed Technologies, whether alone or jointly with FUTUREGEN, including without limitation, deliverables, know-how, protocols, products in the Field, whether patentable or not (the “New Proprietary Technology”) following the Effective Date of this Agreement in the Licensed Territory, GRACELL shall be the sole owner of the New Proprietary Technology, including all Intellectual Property Rights therein, with all rights to apply for, prosecute, direct the filing, prosecution and maintenance of any applications for patents, trademarks and copyrights covering the same in the Licensed Territory. FUTUREGEN agrees that, if necessary, and at GRACELL’s expense, it shall reasonably cooperate with GRACELL in perfecting GRACELL’s ownership in such New Proprietary Technology by, including but not limited to executing all further documents requested by GRACELL that may be necessary or advisable to effectuate or perfect GRACELL’s ownership in such New Proprietary Technology.

7.3. Except in connection with the performance of activities under this Agreement, FUTUREGEN shall not (by itself or through any third party), and shall cause its Affiliates and subcontractors (by themselves or through any third party) not to, directly or indirectly, (i) research, develop, manufacture, commercialize or otherwise exploit any engineered or modified immune cell therapy redirected to CLDN18.2; or (ii) sell, assign, transfer, convey, license, sublicense, covenant not to assert or otherwise grant, or transfer to, any third party, any rights or immunities to or under the Licensed Technology to conduct such activities described in this Section 7.3.

ARTICLE 8 INFRINGEMENT AND LITIGATION

8.1. Each Party shall promptly notify the other in writing in the event that (a) it obtains knowledge or becomes reasonably suspicious of activity by third parties infringing or otherwise violating the Intellectual Property Rights in the Licensed Technologies, or (b) it is sued or threatened with an infringement suit, in any country in the Licensed Territory as a result of activities that concern the Licensed Technologies, and shall supply the other Party with documentation of the infringing activities that it possesses.

8.2. During the Term of this Agreement:

(a) GRACELL shall have the first right, but not the obligation, to assert and defend rights in the Licensed Technologies respecting infringement or other violation of Intellectual Property Rights in the Licensed Technologies within the Field by third parties and in the Licensed Territory using counsel of its own selection. This right includes bringing any legal action for infringement and defending any counter claim of a third party respecting the Licensed Technologies such as a counter claim or declaratory judgment for invalidity, non-infringement, or unenforceability. If, in the reasonable opinion of GRACELL’s counsel, FUTUREGEN is required to be a named Party to any such suit for standing purposes, GRACELL may join FUTUREGEN as a Party; provided, however, that (i) FUTUREGEN shall not be the first named Party in any such action, (ii) the pleadings and any public statements about the action shall state that the action is being pursued by GRACELL and that GRACELL has joined FUTUREGEN as a Party; and (iii) GRACELL shall keep FUTUREGEN reasonably apprised of all developments in any such action. GRACELL may settle such suits only with FUTUREGEN’s prior written consent, which shall not be unreasonably withheld, conditioned, or delayed. However, FUTUREGEN shall have the right to participate in any such action through its own counsel and at its own expense. Any recovery shall first be applied to GRACELL’s out of pocket expenses and second shall be applied to FUTUREGEN’s out of pocket expenses, including legal fees. After those expenses have been fully paid by the recovery, FUTUREGEN shall have the right to further obtain ten percent (10%) of the remaining recovery .

(b) In the event GRACELL fails to initiate and pursue or participate in the actions described in the preceding paragraph (a) within [***] days of GRACELL first becoming aware of an infringement or other violation of Intellectual Property Rights in the Licensed Technologies or (b) upon notice by GRACELL to FUTUREGEN that it does not intend to initiate, pursue or participate in such action(s), whichever is earlier, FUTUREGEN shall have the right to initiate or take over such legal action at its own expense and FUTUREGEN may use the name of GRACELL as a Party in such action. In such case, GRACELL shall provide reasonable assistance to FUTUREGEN if requested to do so. FUTUREGEN shall keep GRACELL reasonably apprised of all developments in any such action. FUTUREGEN may settle such actions solely through its own counsel. However, in the event that any such settlement may have a material effect on the License rights granted to GRACELL under this Agreement, FUTUREGEN shall not settle any such action without first consulting with GRACELL and obtaining GRACELL’s prior written consent, which shall not be unreasonably withheld. Any recovery shall first be applied to FUTUREGEN’s out of pocket expenses and second shall be applied to GRACELL’s out of pocket expenses in pursuing the legal action solely through FUTUREGEN’s counsel and settled in favor of FUTUREGEN.

8.3. In the event GRACELL is permanently enjoined from exercising its LICENSE under this Agreement pursuant to an infringement action brought by a third party, or if both GRACELL and FUTUREGEN elect not to undertake the defense or settlement of a suit alleging infringement for a period of [***] months from notice of such suit, then either Party shall have the right to terminate this Agreement in the country where the suit was filed with respect to the Patent following [***] days’ written notice to the other Party in accordance with the terms of ARTICLE 15.

ARTICLE 9 TERMINATION

9.1. GRACELL shall have the right to terminate this Agreement upon written notice to FUTUREGEN:

(a) in the event FUTUREGEN commits a breach of any provision of this Agreement, including but not limited to the breach of any of the Representations and Warranties clauses, and such breach is not cured (if capable of being cured) within the [***]-day period after receipt of written notice thereof from GRACELL, or upon receipt of such notice if such breach is not capable of being cured.

(b) in the event of a Force Majeure Event as set forth in Section 17.8.

(c) at any time and in the event it is determined that none of the Licensed Technologies are patentable subject matter by a non-appealable decision of a court of competent jurisdiction or an applicable patent office administrative tribunal, or all the patents included within LICENSED TECHNOLOGIES are declared invalid by a non-appealable decision of a court of competent jurisdiction or an applicable patent office administrative tribunal.

9.2. Within [***] days of termination of this Agreement, FUTUREGEN shall return to GRACELL all of GRACELL’s Confidential Information disclosed by GRACELL, or destroy all of Gracell’s Confidential Information disclosed by GRACELL.

9.3. FUTUREGEN shall have the right to terminate this Agreement upon written notice to GRACELL:

(a) in the event GRACELL commits a breach of any provision of this Agreement and such breach is not cured within the [***]-day period after receipt of written notice thereof from FUTUREGEN. For the avoidance of doubt, in the event there is a dispute between the Parties regarding GRACELL’s payment obligations under this Agreement, GRACELL shall not be held liable until such dispute is resolved.

(b) in the event of a Force Majeure Event as set forth in Section 17.8.

(c) in the event GRACELL fails to get the IND Approval of [***] by the last day of the [***] year from GRACELL’s written confirmation of the complete delivery of the deliverables listed in Appendix B;

(d) in the event GRACELL succeeds in getting the IND Approval of [***] but fails to submit the BLA of [***] by the last day of the [***] year from the date GRACELL gets such IND Approval;

9.4. Except to the extent that GRACELL retains the License from FUTUREGEN as provided under Section 9.5, within [***] days of termination of this Agreement, GRACELL shall, and shall cause other Selling Party to, return to FUTUREGEN all of FUTUREGEN’s Confidential Information disclosed by FUTUREGEN, or destroy all of FUTUREGEN’s Confidential Information disclosed by FUTUREGEN.

9.5. Upon the expiration or termination (excluding termination by FUTUREGEN pursuant to Section 9.3) of this Agreement, the License shall survive to the extent necessary to exercise any surviving License right hereunder. Except as expressly provided herein, at the date of such termination, GRACELL shall immediately cease using any of the Licensed Technologies; provided, however, that a Selling Party may sell any Products actually in the possession of such Selling Party on the effective date of termination. All other rights and obligations of the Parties under this Agreement shall terminate, except as provided elsewhere under this ARTICLE 9.

9.6. Upon the termination of this Agreement, nothing herein shall be construed to release either Party from any obligation that shall have matured prior to the effective date of such termination.

9.7. The following provisions shall survive any termination: ARTICLE 7, ARTICLE 8, ARTICLE 11, ARTICLE 13, ARTICLE 14.

9.8. The rights provided in this ARTICLE 9 shall be in addition and without prejudice to any other rights and remedies under the law which the Parties may have with respect to any breach of the provisions of this Agreement.

9.9. Upon the termination of this Agreement, GRACELL will pay FUTUREGEN all payment or considerations as described in ARTICLE 4 (including license upfront fee, sublicense fee, milestone payment, and royalty payments) already incurred through the date of notice of termination. In addition, GRACELL will pay FUTUREGEN for any activities the Parties mutually agree FUTUREGEN is required to undertake due to such termination. For the avoidance of doubts, all payment or considerations as described in ARTICLE 4 paid by GRACELL to FUTUREGEN before the termination of this Agreement is non-refundable, and FUTUREGEN has no obligation to repay such payment or considerations to GRACELL due to the termination of this Agreement.

9.10. Waiver by either Party of one or more defaults or breaches shall not deprive such Party of the right to terminate because of any subsequent default or breach.

9.11. Accrued Obligations; Survival. Neither expiration nor any termination of this Agreement shall relieve either Party of any obligation or liability accrued prior to such expiration or termination, nor shall the expiration or any termination of this Agreement preclude either Party from pursuing all rights and remedies it may have under this Agreement, at law or in equity, with respect to breach of this Agreement. In addition, the Parties’ rights and obligations under ARTICLE 5, ARTICLE 9, ARTICLE 15 and ARTICLE 16 of this Agreement shall survive expiration or any termination of this Agreement.

ARTICLE 10 REPRESENTATIONS AND WARRANTIES

10.1. FUTUREGEN represents and warrants to GRACELL, as of the Effective Date, as follows:

(a) FUTUREGEN (i) has sufficient, sole and exclusive legal and/or beneficial title or ownership, free and clear from any mortgages, pledges, liens, security interests, encumbrances, charges or claim of any kind, of and to the Licensed Technologies to grant the License; and (ii) has not granted any right to any third party with respect to the Licensed Technologies that would conflict with the License or rights granted to GRACELL hereunder.

(b) FUTUREGEN has not received any written or oral notice that any third party has taken any action before any applicable patent office or any court or arbitration tribunal or governmental authority, claiming ownership or license of any Licensed Technologies.

(c) FUTUREGEN has not received any written or oral notice from any third party asserting that the issued patents described in the Licensed Technologies are invalid or unenforceable.

(d) No reexamination, interference, invalidity, opposition, nullity or similar claim or proceeding is pending or threatened with respect to the patents described in the Licensed Technologies, and none of such patents existing as of the Effective Date has been adjudged, in a final and non-appealable decision, invalid, unenforceable or unpatentable by any governmental authority of competent jurisdiction.

(e) FUTUREGEN has not received any written or oral notice from any third party asserting or alleging that (i) any research, development, manufacture or commercialization of the Licensed Technologies prior to the Effective Date or any Licensed Technologies infringed or misappropriated the intellectual property rights of such third party, or (ii) the development, manufacture or commercialization of the Licensed Technologies in the Licensed Territory would infringe or misappropriate the intellectual property rights of such third party.

(f) No third party is infringing or has infringed any Licensed Technology.

(g) All maintenance fees, annuity payments, and similar payments relating to the patents described in the Licensed Technologies have been made, and will be made, in a timely manner. Prior to the Effective Date, FUTUREGEN has not taken action or failed to undertake an action in connection with filing, prosecuting and maintaining such patents in violation of any applicable law.

(h) FUTUREGEN has complied with all applicable laws in connection with the prosecution of the patents described in the Licensed Technologies, including the duty of candor owed to any patent office pursuant to such laws.

(i) FUTUREGEN has not entered, and shall not enter, into any agreement with any third party that is in conflict with the rights granted to GRACELL under this Agreement, and has not taken and shall not take any action that would in any way prevent it from granting the rights granted to GRACELL under this Agreement, or that would otherwise materially conflict with or adversely affect GRACELL’s rights under this Agreement.

10.2. Each Party hereby represents and warrants to the other Party that: (i) it is duly authorized to execute and deliver this Agreement and to perform its obligation hereunder; (ii) this Agreement is a legal and valid obligation binding upon it and enforceable in accordance with its terms; (iii) the execution, delivery and performance of this Agreement do not conflict with any agreement, instrument or understanding , oral or written, to which it is a Party or by which it may be bound, nor violate any law or regulation of any court, government body or administrative or other agency having jurisdiction over it.

ARTICLE 11 COVENANTS

11.1. FUTUREGEN covenants that it will not grant license to others in the Licensed Territory to use, make or sell products or processes in engineered or modified immune cell therapies redirected to CLDN 18.2 which is not covered by the Licensed Technology and may be similar and/ or compete with the Licensed Technologies in the Field.

11.2. FUTUREGEN covenants to provide GRACELL, its Affiliates the Licensed Technologies in full and in a timely manner in accordance with Section 2.3.

11.3. FUTUREGEN covenants to provide the GRACELL and its Affiliates with technical support and training, ensuring that GRACELL and its Affiliates and its Sublicensees fully grasp the Licensed Technology and are capable of independent application of Licensed Technology. A separate agreement may be entered into if GRACELL intends to entrust FUTUREGEN to develop ancillary products based on the Patent or patents in the Licensed Technologies.

11.4. The Parties recognize that each Party may perform some or all of its obligations or exercise some or all of its rights under this Agreement through one or more Affiliates or subcontractors or, in the case of GRACELL, Sublicensees; provided, in each case, that (a) none of the other Party’s rights hereunder are diminished or otherwise adversely affected as a result of such delegation or subcontracting, and (b) each such Affiliate, subcontractor or Sublicensee undertakes in writing obligations of confidentiality and ownership of intellectual properties which are substantially the same as those undertaken by the Parties pursuant to this Agreement; and provided, further, that such Party shall at all times be fully responsible for the performance by such Affiliate, subcontractor or Sublicensee of the obligations with respect to confidentiality and ownership of intellectual properties.

ARTICLE 12 GOVERNANCE AND JOINT STEERING COMMITTEE

12.1. Within [***] days after the Effective Date, the Parties shall establish a cross-functional joint steering committee (the “JSC”) composed of three (3) representatives from each Party. The JSC may, from time to time, establish subcommittees as it deems necessary to further the purposes of this Agreement. Each Party shall appoint its respective representatives to the JSC from time to time, and may change its representatives, in its sole discretion, effective upon notice to the other Party designating such change. The representatives from each Party shall have appropriate technical credentials, experience and knowledge pertaining to and ongoing familiarity with this Agreement. One (1) of the GRACELL representatives on the JSC shall be designated the chair of the JSC (the “JSC Chair”). The JSC Chair will be responsible for calling meetings of the JSC, circulating agendas and performing administrative tasks required to assure efficient operation of the JSC.

12.2. The JSC shall have the following functions and powers:

(a) review, discuss and coordinate the Parties’ activities under this Agreement;

(b) review, discuss and coordinate the overall strategy for the research, development and commercialization of the Patent and the Licensed Technologies in the Licensed Territory;

(c) discuss the progress of the research and development programs, including any pre-clinical validation protocols;

(d) oversee and coordinate the on-going disclosure, sharing and/or transfer of any new inventions or new intellectual property works, including any New Proprietary Technology or Independently Developed IP, generated in or related to the research and development programs;

(e) establish subcommittees, direct and oversee any operating subcommittee on all significant issues, and resolve disputed matters that may arise at the subcommittees;

(f) perform such other functions as appropriate to further the purposes of this Agreement, as expressly set forth in this Agreement or as determined by the Parties in writing.

12.3. The JSC will meet at least once every quarter during the Term. The JSC may conduct such meetings by telephone, videoconference, or in person. Each Party may call special meetings of the JSC with at least [***] Business Days’ prior written notice, or a shorter time period in exigent circumstances, to resolve particular matters requested by such Party that are within the purview of the JSC. Meetings of the JSC are effective only if at least one (1) representative of each Party participates in such meeting. Each Party may invite a reasonable number of participants, in addition to its representatives, to attend JSC meetings in a non-voting capacity; provided, that if either Party intends to have any third party (including any consultant) attend such a meeting, such Party shall provide prior written notice to the other Party. Such Party shall ensure that such third party is bound by confidentiality and non-use obligations consistent with the terms of this Agreement. Each Party is responsible for its own expenses incurred in connection with participating in and attending all such meetings. The JSC Chair or his/her designee shall keep minutes of each JSC meeting that records in writing all decisions made, action items assigned or completed and other appropriate matters. The JSC Chair shall send meeting minutes to all members of the JSC promptly after a meeting for review. Each member shall have [***] Business Days from receipt to comment on and to approve the minutes (such approval not to be unreasonably withheld, conditioned or delayed). If a member, within such time period, does not notify JSC that he/she does not approve of the minutes, the minutes shall be deemed to have been approved by such member.

12.4. Decisions. The JSC will endeavor to make decisions by consensus, with the representatives of each Party having, collectively, [***]. If the JSC cannot reach consensus or a dispute arises that cannot be resolved within the JSC, either Party may refer such dispute to the Executive Officers for resolution. Such Executive Officers will use good faith efforts to resolve promptly such matter, which good faith efforts will include at least one meeting between such Executive Officers within [***] Business Days after the JSC’s submission of such matter to them. If consensus cannot be reached with respect to a decision within [***] Business Days after attempted resolution by the Executive Officers, then [***].

12.5. Authority. The JSC, the JSC Chair, and each subcommittee has only the powers assigned expressly to it in this Agreement, and does not have any power to amend, modify, or waive compliance with this Agreement. Each Party retains the rights, powers and discretion granted to it under this Agreement and neither Party may delegate or vest such rights, powers, or discretion in the JSC or subcommittee unless expressly provided for in this Agreement or the Parties expressly so agree in writing. The JSC shall not have the power to amend, waive or modify any term of this Agreement, and no decision of the JSC shall be in contravention of any terms and conditions of this Agreement. It is understood and agreed that issues to be formally decided by the JSC are limited to those specific issues that are expressly provided in this Agreement to be decided by the JSC.

12.6. Discontinuation of JSC. The JSC will continue until the expiration or termination of the Term, at which time the JSC shall be promptly disbanded with immediate effect.

12.7. Alliance Manager. Within [***] days following the Effective Date, each Party shall also appoint an individual to act as the alliance manager for such Party (each, an “Alliance Manager”). Each Alliance Manager shall thereafter be permitted to attend meetings of the JSC and any sub-committee as a nonvoting observer. The Alliance Managers shall be the primary point of contact for the Parties regarding the collaboration activities contemplated by this Agreement and shall help facilitate all such activities hereunder.

ARTICLE 13 INDEMNITY

13.1. FUTUREGEN hereby indemnifies Gracell, its Affiliates and their respective directors, officers, employees, agents, successors and assignees against (each, a “Gracell Indemnitee”) and agrees to hold each of them harmless from any and all damage, loss, liability and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the Parties hereto and any incidental, indirect or consequential damages, losses, liabilities or expenses, and any lost profits or diminution in value) (“Losses”), incurred or suffered by any Gracell Indemnitee arising out of any misrepresentation or breach of warranty (determined without regard to any qualification or exception contained therein relating to materiality or material adverse effect or any similar qualification or standard, including specified dollar thresholds) or breach of covenant or agreement made or to be performed by FUTUREGEN pursuant to this Agreement regardless of whether such Losses arise as a result of the negligence, strict liability or any other liability under any theory of law or equity of, or violation of any law by, FUTUREGEN, any of its Affiliates or any of their respective directors, officers, employees, agents, successors and assignees.

ARTICLE 14 TAXES

14.1. Taxes on Income. Except as otherwise provided in this ARTICLE 14, each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the efforts of the Parties under this Agreement.

14.2. Withholding Taxes. Each Party shall be entitled to deduct and withhold from any payment to be made by such Party (the “Payor”) to the other Party (the “Payee”) hereunder the amount of any tax, levy, impost, duty or other charge or withholding of a similar nature (“Tax”) required by Applicable Laws and the relevant amounts payable to the Payee hereunder shall be reduced by the amount of Taxes deducted and withheld, which shall be treated as paid to the Payee in accordance with this Agreement. To the extent that the Payor is required to deduct and withhold Taxes on any payments under this Agreement, the Payor shall pay the amounts of such Taxes to the proper governmental authority in a timely manner and the Payor shall promptly provide the Payee with the relevant receipts issued by the applicable governmental authority with respect to such deduction or withholding.

14.3. VAT. All payments due to the Payee from the Payor hereunder are inclusive of, and without further payment by the Payor of, any value-added tax (including, for greater certainty, any goods and services tax, harmonized sales tax and any similar provincial sales tax) (“VAT”) required by any applicable laws. The Payee shall be responsible for the payment of all VAT applicable to the transactions contemplated by this Agreement and shall file all required VAT tax returns. To the extent any VAT is required by applicable laws to be withheld from any amounts payable to the Payee under this Agreement or any other agreement herein, such amounts payable shall be reduced by the amount of VAT withheld, which shall be treated as paid to the Payee in accordance with this Agreement. The Payee shall cooperate, to the extent reasonably required, with the filing of any such VAT tax returns. If the Payee determines that it is required to report any such tax, the Payor shall promptly provide the Payee with applicable receipts and other documentation necessary for such report.

ARTICLE 15 NOTICES

15.1. Any payment, notice or other communication required by this Agreement (a) shall be in writing; (b) may be delivered personally, sent via electronic mail, or sent by reputable overnight courier with written verification of receipt; (c) shall be sent to the following addresses or to such other address as such Party shall designate by written notice to the other Party, and (d) shall be effective upon receipt:

if to FUTUREGEN:	FutureGen Biopharmaceutical Co., Ltd. [***] Attention: [***] Email: [***]

with a copy to:	Attention: [***] Email: [***]

if to GRACELL:	Gracell Biotechnologies (HK) Limited [***] Attention: [***] Email: [***]

with a copy to:	Attention: [***] Email: [***]

ARTICLE 16 LAWS, FORUM AND REGULATIONS

16.1. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the People’s Republic of China without reference to conflict of laws principles or statutory rules of arbitration included therein.

16.2. Any Dispute arising under this Agreement or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be submitted by either Party to arbitration. Any dispute shall be submitted to the Shanghai International Economic and Trade Arbitration Commission in Shanghai for arbitration in accordance with its rules. The arbitral award shall be final and binding on the Parties.

ARTICLE 17 MISCELLANEOUS

17.1. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns.

17.2. This Agreement constitutes the entire agreement of the Parties relating to the Licensed Technologies, and all prior representations, agreements and understandings, written or oral, are merged into this Agreement and are superseded by this Agreement.

17.3. If, for any reason, any part of this Agreement is adjudicated invalid, unenforceable or illegal by a court of competent jurisdiction, such adjudication shall not affect or impair, in whole or in part, the validity, enforceability or legality of any remaining portions of this Agreement. All remaining portions shall remain in full force and effect as if the original Agreement had been executed without the invalidated, unenforceable or illegal part. The Parties shall use their Reasonable Commercial Efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) in a way that, to the extent practicable and legally permissible, implements the original intent of the Parties.

17.4. Article headings are inserted for convenience of reference only and do not form a part of this Agreement.

17.5. No person not a Party to this Agreement, including any employee of either Party to this Agreement, shall have or acquire any rights by reason of this Agreement. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment, or fiduciary relationship between the Parties, and neither Party shall have authority to contract for or bind the other Party in any manner whatsoever.

17.6. This Agreement may not be amended or modified except by written agreement executed by each of the Parties. Neither this Agreement nor any right or obligation hereunder may be assigned or otherwise transferred by either Party without written consent of the other Party, which consent shall not be unreasonably withheld, conditioned, or delayed, except each Party may, without consent of the other Party, assign or otherwise transfer this Agreement and its rights and obligations hereunder in whole or in part: (a) to any Affiliate; or (b) in connection with a Change of Control. Any permitted assignee shall assume in writing all assigned obligations of its assignor under this Agreement. The Party making any assignment or other transfer permitted under this Section 17.6 shall provide prompt written notice to the other Party of such assignment or transfer.

17.7. The failure of any Party hereto to enforce at any time, or for any period of time, any provision of this Agreement shall not be construed as a waiver of either such provision or of the right of such Party thereafter to enforce each and every provision of this Agreement.

17.8. Neither Party shall be liable or responsible to the other Party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any terms of this Agreement, including any obligation to timely make any payment hereunder, when and to the extent such failure or delay is caused by: (a) acts of nature; (b) flood, fire, or explosion; (c) war, terrorism, invasion, riot, or other civil unrest; (d) embargoes or blockades in effect on or after the Effective Date of this Agreement; (e) national or regional emergency; (f) strikes, labor stoppages or slowdowns, or other industrial disturbances; (g) any passage of law or governmental order, rule, regulation or direction, or any action taken by a governmental or public authority, including imposing an embargo, export or import restriction, quota, or other restriction or prohibition; or (h) national or regional shortage of adequate power or telecommunications or transportation facilities (each of the foregoing, a “Force Majeure Event”); in each case, provided that (x) such event is outside the reasonable control of the affected Party; (y) the affected Party provides prompt written notice to the other Party, stating the period of time the occurrence is expected to continue; and (iii) the affected Party uses diligent efforts to end the failure or delay and minimize the effects of such Force Majeure Event. GRACELL may terminate this Agreement if a Force Majeure Event affecting FUTUREGEN continues substantially uninterrupted for a period of [***] days or more. Unless GRACELL terminates this Agreement pursuant to the preceding sentence, all dates by which GRACELL must perform any act or on which a GRACELL obligation is due shall automatically be extended for a period up to the duration of the Force Majeure Event.

17.9. The Parties agree that this Agreement may be executed and delivered by facsimile, electronic mail, internet, or any other suitable electronic means, and the Parties agree that signatures delivered by any of the aforementioned means shall be deemed to be original, valid, and binding upon the Parties.

17.10. This Agreement may be executed in counterparts, including by transmission of facsimile or PDF copies of signature pages to the Parties or their representative legal counsel, each of which shall be deemed an original document, and all of which, together with this writing, shall be deemed one instrument.

17.11. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any applicable law or rule of construction providing that ambiguities in an agreement will be construed against the Party drafting such agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives.

FutureGen Biopharmaceutical Co., Ltd.

By:	/s/ Zhaoyu Jin
Name:	ZHAOYU JIN
Title:	CEO

Signature Page to Exclusive License Agreement

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives.

Gracell Biotechnologies (HK) Limited

By:	/s/ Wei Cao
Name:	Wei Cao
Title:	CEO

Signature Page to Exclusive License Agreement

Appendix A

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Appendix A

Appendix B

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Appendix B